Colt Defense LLC
Colt Finance Corp.
547 New Park Avenue
West Hartford, Connecticut 06110
March 21, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Division of Corporation Finance
          In registering the 8.75% Senior Notes due 2017 (the “Exchange Notes”) of Colt Defense LLC (“Colt Defense”) and Colt Finance Corp. (“Finance Corp.” and together with Colt Defense, the “Issuers”), offered to be exchanged for the privately placed 8.75% Senior Notes due 2017 (the “Outstanding Notes”) of the Issuers, and issued by the Issuers pursuant to the exchange offer of the Exchange Notes for the Outstanding Notes (the “Exchange Offer”), Colt Defense is relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (avail. June 5, 1991), and Shearman & Sterling (avail. July 2, 1993). The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) cannot rely on the staff position enunciated in Exxon Capital or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
          Neither the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who may receive Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer. The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.
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Very truly yours, COLT DEFENSE LLC
By:	/s/ Jeffrey Grody
	Name:	Jeffrey Grody
	Title:	Senior Vice President, General Counsel and Corporate Secretary

COLT FINANCE CORP.
By:	/s/ Jeffrey Grody
	Name:	Jeffrey Grody
	Title:	Corporate Secretary